UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Annexon, Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

03589W102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03589W102	13G	Page 2 of 8

1	Names of reporting persons Bain Capital Life Sciences Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 4,886,616 shares of Common Stock (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 4,886,616 shares of Common Stock (1)

9	Aggregate amount beneficially owned by each reporting person 4,886,616 shares of Common Stock (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.99% (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 2,940,627 shares of Common Stock, (ii) BCIP Life Sciences Associates, LP held 301,001 shares of Common Stock and (iii) BCLS I Investco, LP held 360,298 shares of Common Stock, warrants to purchase 774,943 shares of Common Stock and pre-funded warrants to purchase 2,739,475 shares of Common Stock. As a result of the Beneficial Ownership Blockers (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding shares of Common Stock, representing 4,886,616 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 47,630,393 shares of Common Stock issued and outstanding as of October 28, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022 and (ii) 1,284,690 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by BCLS I Investco, LP, which reflects the Beneficial Ownership Blockers.

CUSIP No. 03589W102	13G	Page 3 of 8

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 2,940,627 shares of Common Stock, (ii) BCIP Life Sciences Associates, LP held 301,001 shares of Common Stock and (iii) BCLS I Investco, LP held 360,298 shares of Common Stock, warrants to purchase 774,943 shares of Common Stock and pre-funded warrants to purchase 2,739,475 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 4,886,616 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 47,630,393 shares of Common Stock issued and outstanding as of October 28, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022 and (ii) 1,284,690 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by BCLS I Investco, LP, which reflects the Beneficial Ownership Blockers.

CUSIP No. 03589W102	13G	Page 4 of 8

1	Names of reporting persons BCLS I Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 2,940,627 shares of Common Stock, (ii) BCIP Life Sciences Associates, LP held 301,001 shares of Common Stock and (iii) BCLS I Investco, LP held 360,298 shares of Common Stock, warrants to purchase 774,943 shares of Common Stock and pre-funded warrants to purchase 2,739,475 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 4,886,616 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 47,630,393 shares of Common Stock issued and outstanding as of October 28, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022 and (ii) 1,284,690 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by BCLS I Investco, LP, which reflects the Beneficial Ownership Blockers.

CUSIP No. 03589W102	13G	Page 5 of 8

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Annexon, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund I”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and BCLS I Investco, LP, a Delaware limited partnership (“BCLS I Investco” and, together with BCLS Fund I and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership (“BCLSP”), which is the general partner of BCLS Fund I.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS I Investco GP, LLC, a Delaware limited liability company (“BCLS I Investco GP” and, together with the Reporting Persons, BCLSI, BCLSP and Boylston, the “Bain Capital Life Sciences Entities”), whose manager is BCLS Fund I, is the general partner of BCLS I Investco.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c). Citizenship

BCLS Fund I and BCLSP are organized under the laws of the Cayman Islands. BCIPLS, BCLS I Investco, BCLSI, Boylston and BCLS I Investco GP are organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

CUSIP No. 03589W102	13G	Page 6 of 8

Item 2(e). CUSIP Number

The CUSIP number of the Common Stock is 03589W102.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2021, (i) BCLS Fund I held 2,940,627 shares of Common Stock, (ii) BCIPLS held 301,001 shares of Common Stock and (iii) BCLS I Investco held 360,298 shares of Common Stock, warrants to purchase 774,943 shares of Common Stock and pre-funded warrants to purchase 2,739,475 shares of Common Stock.

BCLS I Investco is prohibited from exercising the warrants to purchase Common Stock or the pre-funded warrants to purchase Common Stock if, as a result of such exercise, the Reporting Persons would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Blockers”). Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described herein, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding shares of Common Stock, representing 4,886,616 shares of Common Stock as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 47,630,393 shares of Common Stock issued and outstanding as of October 28, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022 and (ii) 1,284,690 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by BCLS I Investco, which reflects the Beneficial Ownership Blockers.

(b) Percent of class:

See Item 4(a) hereof.

CUSIP No. 03589W102	13G	Page 7 of 8

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

See Item 4(a) hereof

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) hereof.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

CUSIP No. 03589W102	13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2023	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Authorized Signatory

BCLS I Investco, LP

	By:	BCLS I Investco GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Fund, L.P.,
its manager

	By:	Bain Capital Life Sciences Partners, LP,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner